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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

535919203

(Cusip Number)

Eva Kalawski, Esq.
Platinum Equity, LLC
2049 Century Park East, Suite 2700
Los Angeles, CA 90067
(310) 712-1850

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53591203

1.	Name of Reporting Person: ENT Holding Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,500,000 (See Item 5)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,500,000 (See Item 5)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 53591203

1.	Name of Reporting Person: Tom T. Gores		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,500,000 (See Item 5)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,500,000 (See Item 5)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This statement on Schedule 13D (“Schedule 13D”) relates to the common stock no par value per share (the “Common Stock”), of Lions Gate Entertainment Corp., a British Columbia corporation (the “Issuer”), whose principal executive offices are located at Suite 3123, Three Bentall Centre, 595 Burrad Street, P.O. Box 49139, Vancouver, British Columbia, V7X 1J1.

Item 2. Identity and Background

     This Schedule 13D is filed by ENT Holding Corporation, a Delaware corporation (“ENT”) and Tom T. Gores (collectively, the “Reporting Persons”).

     The principal business address of ENT is 2049 Century Park East, Suite 2700, Los Angeles, CA 90067. The principal business address of Mr. Gores is 2049 Century Park East, Suite 2700, Los Angeles, CA 90067.

     The principal business of ENT is to serve as the holding company of the Common Stock. The principal occupation of Mr. Gores is serving as the manager of Platinum Equity, LLC, a private investment firm focusing on global acquisitions.

     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Gores is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for the purchase of the Shares (as defined below) is capital contributions to ENT by the stockholders of ENT.

Item 4. Purpose of Transaction

     On May 14 ENT purchased an aggregate of 2,500,000 shares of common stock of the Issuer (the “Shares”). ENT acquired the Shares for investment purposes. Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons will continue to evaluate the Issuer and ENT’s investment in the Issuer and may determine to propose or support any of such matters in the future, including (without limitation) purchases of additional securities of the Issuer or sales of all or a portion of the securities of the Issuer now owned or hereafter acquired. A vacancy on the Issuer’s board of directors was recently filled by the appointment of Gary Newton, an executive of a portfolio company of Platinum Equity LLC, a company that is an affiliate of Mr. Gores.

Item 5. Interest in Securities of the Issuer

     Pursuant to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, there were 43,207,399 shares of Common Stock outstanding as of February 7, 2003. Based on such number of outstanding shares, ENT beneficially owns 2,500,000 shares of Common Stock (5.8%). Due to his power to control the voting and disposition of the Shares, Mr. Gores may be deemed to beneficially own the Shares. Mr. Gores disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     ENT entered into a Stock Purchase Agreement dated as of May 14, 2003 between Frank Guistra, Radcliffe Corporation, the Radcliffe Foundation and Canada Life Ltd. a/c PPF 1137 and ENT (the “Stock Purchase Agreement”) providing for the sale and purchase of the Shares. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

     ENT entered into a Registration Rights Agreement dated as of May 14, 2003 by and between the Issuer and ENT (the “Registration Rights Agreement”). The Registration Rights Agreement grants ENT piggyback registration rights and the right to require the Issuer to effect no more than two registrations, and contains customary indemnification and market stand-off provisions. The Registration Rights Agreement is incorporated herein by reference from a public filing of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Reporting Agreement dated as of May 23, 2003 by and among ENT and Tom T. Gores

Exhibit 2	Stock Purchase Agreement dated as of May 14, 2003 between Frank Guistra, Radcliffe Corporation, the Radcliffe Foundation and Canada Life Ltd. a/c PPF 1137 and ENT

Exhibit 3	Registration Rights Agreement dated as of May 14, 2003 by and between the Issuer and ENT (incorporated by reference to Exhibit 10.4 to the Amended Registration Statement on Form S-2/A of the Issuer filed with the Commission on May 16, 2003)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2003
ENT HOLDING CORPORATION

	By:		/s/ Eva M. Kalawski

		Name:	Eva M. Kalawski

		Title:	Vice President, General Counsel & Secretary

/s/ Tom T. Gores
Tom T. Gores